Endeavour Silver Announces At-The-Market Offering of up to US $16.5 Million

VANCOUVER, BC -- (Marketwired - November 25, 2015) - Endeavour Silver Corp. (NYSE: EXK)(TSX: EDR) (the "Company" or "Endeavour") is pleased to announce it has entered into a sales agreement dated November 25, 2015 (the "Sales Agreement") with Cowen and Company, LLC ("Cowen"), pursuant to which the Company may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through Cowen, as agent or principal, such number of common shares of the Company ("Common Shares") as would result in aggregate gross proceeds to the Company of up to US $16.5 million (the "Offering"). Sales of Common Shares will be made through "at the market distributions" as defined in National Instrument 44-102, including sales made directly on the New York Stock Exchange (the "NYSE"), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The Common Shares will be distributed at the market prices prevailing at the time of each sale, and, as a result, prices may vary as between purchasers and during the period of distribution. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the "TSX") or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated November 25, 2015, to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus"), each dated July 29, 2014. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Quebec) and the United States Securities and Exchange Commission. The U.S. prospectus supplement (together with the related Registration Statement) is available on the SEC's website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, Cowen will provide copies of the U.S. prospectus upon request by contacting Cowen and Company, LLC (c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, Phone: 631-274-2806, Fax: 631-254-7140).

The Company intends to use the net proceeds of the Offering, if any, together with the Company's current cash resources, to expedite the Company's brownfields exploration drilling programs at existing operations in order to extend their mine lives, to advance the exploration and development of the Company's Terronera Project with further drilling, engineering and related studies, and to add to working capital.

The Company will pay Cowen compensation, or allow a discount, equal to 3% of the gross sales price per Common Share sold under the Sales Agreement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Endeavour - Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted ten consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of securities, the anticipated use of proceeds from any offering, and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company's condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes. These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com